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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68083

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ERNST CAPITAL SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 SOUTH REID STREET, SUITE 209
(No. and Street)

SIOUX FALLS	SD	57103-7062
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CHRIS DAUGAARD	605-271-7172	chris@ernstcapitalgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HENJES, CONNER & WILLIAMS, P.C.
(Name – if individual, state last, first, and middle name)

P.O. BOX 1937	DAKOTA DUNES	SD	57049
(Address)	(City)	(State)	(Zip Code)

9/24/2003	108
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, CHRIS DAUGAARD, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ERNST CAPITAL SECURITIES, LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

EMILY LIDDEKE
SEAL NOTARY PUBLIC SOUTH DAKOTA SEAL
My Commission Expires 10/11/27

Notary Public

Signature:

Title:
CEO/CCO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ernst Capital Securities, LLC
2021 Financial Statements
Table of Contents

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
Ernst Capital Securities, LLC
Sioux Falls, South Dakota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ERNST CAPITAL SECURITIES, LLC (a South Dakota limited liability company), as of December 31, 2021, the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and changes in financial position for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ernst Capital Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ernst Capital Securities, LLC's management. Our responsibility is to express an opinion on Ernst Capital Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ernst Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental schedules on pages 11 through 14 have been subjected to audit procedures performed in conjunction with the audit of Ernst Capital Securities, LLC's financial statements. The supplemental information is the responsibility of Ernst Capital Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Henjes, Conner & Williams, PC

Certified Public Accountants

We have served as Ernst Capital Securities, LLC's auditors since 2014.

Dakota Dunes, South Dakota
February 9, 2022

Ernst Capital Securities, LLC
Statement of Financial Condition
December 31, 2021

ASSETS

Current Assets		
Cash	33,225	
Money Market Account	25,269	
CRD Escrow	8,427	
Savings Escrow	106	
Prepaid Expenses	7,368	
Total Current Assets		74,395
Total Assets		$ 74,395

LIABILITIES AND CAPITAL

Current Liabilities		
Payoll Tax Liability	$ 567	
Total Current Liabilities		567
Total Liabilities		$ 567
Capital		
Members' Equity	$ 73,828	
Total Capital		$ 73,828
Total Liabilities & Capital		$ 74,395

The accompanying notes are an integral part of these financial statements.

NOTE A NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Ernst Capital Securities, LLC (Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Nature of Activity
Ernst Capital Securities, LLC is a South Dakota limited liability company that operates as a registered broker-dealer and acts as an agent in the sale of real estate interests for a limited liability company in which a Company member is a partner or manager. The Company did change its name from Ernst Capital Group I, Inc. to Ernst Capital Securities, Inc. in 2010. Effective January 1, 2013 the Company converted to a limited liability company from a corporation. It is regulated by the Securities Exchange Commission and is under the jurisdiction of FINRA (Financial Industry Regulatory Authority). FINRA is the largest independent regulator for all securities firms doing business in the United States.

Basis of Accounting
The Company prepares its financial statements on the accrual basis using generally accepted accounting principles.

Revenue Recognition
The Company receives revenue (commissions) from selling interests in limited liability companies that hold real estate used for the production of income. The company also receives revenue from due diligence or compliance and administration of the offering. This revenue is recognized under the contract with the limited liability company at the time the investor (subscription agreement) is accepted by the issuer.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2021.

Advertising
The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Income Taxes
The Company elected to be taxed as a partnership for federal and state income tax purposes. The Company's taxable income or losses, as well as certain other tax attributes, are passed through directly to the Company's members and are reported in each member's individual income tax return. Consequently, these financial statements do not include any provision for federal or state income tax expense.

NOTE A NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

(Continued Income Taxes)
Certain transactions of the Company may be subject to accounting methods for income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in the accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for income tax purposes may differ from net income in these financial statements.

The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertain Tax Positions". The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. Management does not expect the interpretation will have a material impact (if any) on its results from operations or financial position.

No interest or penalties have been accrued for the year ended December 31, 2021. The federal and state income tax returns of the Company for 2020, 2019, and 2018 are subject to examination by the IRS generally for 3 years after they are filed. There is no state income tax in South Dakota.

Compensated Absences
During the year ended December 31, 2021 the Company had two full-time employees. Accrued vacation pay at December 31, 2021 was deemed immaterial and was not accrued.

Subsequent Events
Management has evaluated subsequent events through February 9, 2022, the date the financial statements were available to be issued. There were no subsequent events that required disclosure.

NOTE B NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital of at least $5,000 or 6 and 2/3 percent of "aggregated indebtedness", whichever is greater. In addition, the Company is not permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, both as defined in the Rule. At December 31, 2021, the Company had net capital of $57,927 which was $52,927 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was 0.0098 to 1, at December 31, 2021.